                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended November 30, 1998

Commission file number: 1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                  The Dial Corporation 401(k) Plan for Hourly Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  THE DIAL CORPORATION
                  15501 NORTH DIAL BOULEVARD
                  SCOTTSDALE, ARIZONA 85260-1619


                                SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                               THE DIAL CORPORATION
                               401(k) PLAN FOR HOURLY EMPLOYEES

                               By
                                    ----------------------------------------
                                    Susan J. Riley
                                    Senior Vice President and Chief Financial
                                    Officer of The Dial Corporation

DATE:  June 9, 1999

                        THE DIAL CORPORATION 401(k) PLAN
                              FOR HOURLY EMPLOYEES



                              Financial Statements
                   Eleven-Month Period Ended November 30, 1998
                      And the Year Ended December 31, 1997,
                         Supplemental Schedules for the
                  Eleven-Month Period Ended November 30, 1998,
                        and Independent Auditors' Report

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                                            Page
                                                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                                                    1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 1998 AND DECEMBER 31,1997 AND FOR THE
   ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998 AND THE YEAR ENDED DECEMBER
   31, 1997:

         Net Assets Available for Benefits                                                                      2

         Changes in Net Assets Available for Benefits                                                           3

         Notes to Financial Statements                                                                       4-11

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 1998 AND FOR THE ELEVEN-MONTH PERIOD
   THEN ENDED:

         Assets Held for Investment Purposes                                                                   12

         Reportable Transactions                                                                               13

EXHIBIT 23 - INDEPENDENT AUDITORS' CONSENT                                                                     14

INDEPENDENT AUDITORS' REPORT


Plan Administrator and Plan Participants
The Dial Corporation 401(k) Plan for Hourly Employees
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan for Hourly Employees (the "Plan"), as of November 30, 1998 and December 31, 1997, and the related statements of changes in net assets available for benefits for the eleven-month period ended November 30, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 1998 and December 31, 1997, and the changes in net assets available for benefits for the eleven-month period ended November 30, 1998 and the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the eleven-month period ended November 30, 1998 on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.


\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
June 7, 1999

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 1998 AND DECEMBER 31, 1997
-------------------------------------------------------------------------------

ASSETS                                                                                          1998                         1997
------                                                                                          ----                         ----
INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
    Vanguard Windsor II Fund                                                                $11,960,995                  $10,105,300
    T. Rowe Price Stable Value Fund                                                           4,060,795                    3,823,135
    Vanguard GMA Fund                                                                         1,494,857                    1,371,815
  Common stock:
    The Dial Corporation Common Stock Fund                                                    3,297,548                    2,059,598
    FINOVA Group Inc. Common Stock Fund                                                         156,185                      160,746
    Viad Corp Common Stock Fund                                                               1,270,880                    1,119,115
  Participant notes receivable                                                                  421,385                      381,284
                                                                                            -----------                  -----------

             Total investments at fair value                                                 22,662,645                   19,020,993

DIVIDENDS RECEIVABLE                                                                              4,835                       13,018

CONTRIBUTIONS RECEIVABLE                                                                             --                       42,430
                                                                                            -----------                  -----------
NET ASSETS AVAILABLE FOR BENEFITS                                                           $22,667,480                  $19,076,441
                                                                                            ===========                  ===========


See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
 AND THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                                                                    1998                        1997
                                                                                                    ----                        ----
ADDITIONS:
 Contributions:
    Employer                                                                                 $   176,688                 $   175,374
    Employee pre-tax                                                                           1,783,573                   1,783,376
    Employee after-tax                                                                           122,158                     102,709
                                                                                             -----------                 -----------

         Total contributions                                                                   2,082,419                   2,061,459
                                                                                             -----------                 -----------

  Investment income:
    Dividends                                                                                    206,543                   1,043,962
    Interest                                                                                     243,991                     242,322
    Net appreciation in fair value of investments                                              2,160,070                   2,286,385
                                                                                             -----------                 -----------

        Total investment income                                                                2,610,604                   3,572,669
                                                                                             -----------                 -----------

        Total additions                                                                        4,693,023                   5,634,128

DEDUCTIONS - Benefits paid to participants                                                     1,101,984                     574,487
                                                                                             -----------                 -----------

NET INCREASE                                                                                   3,591,039                   5,059,641

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF PERIOD                                                                          19,076,441                  14,016,800
                                                                                             -----------                 -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF PERIOD                                                                               $22,667,480                 $19,076,441
                                                                                             ===========                 ===========



See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
 AND THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of The Dial Corporation 401(k) Plan for Hourly Employees (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan, commonly known as the Planning Retirement Income Management Earnings Plan ("PRIME"), was established October 1, 1991. Employees of certain facilities of The Dial Corporation (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

     Effective January 1, 1998, the Plan year was changed from the twelve-month period from January 1 through December 31 to the twelve-month period beginning on December 1 and ending on November 30. The change is effective for the Plan year commencing as of December 1, 1998.

     The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

     a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

         1) VANGUARD WINDSOR II FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

         2) T. ROWE PRICE STABLE VALUE FUND - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from approximately 3.04% to 6.16% for 1998 and 4.77% to 8.41% for 1997,
              resulting in a blended rate of return for the fund of 6.07% and 6.64%, for 1998 and 1997, respectively.

         3) VANGUARD GMA FUND - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

         4) THE DIAL CORPORATION ("DIAL") COMMON STOCK FUND - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

         5) FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

         6) VIAD CORP ("VIAD") COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

     b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Company matching contributions will be 25% of wage reductions up to a certain maximum contribution per week. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. Company matching contributions are invested by T. Rowe Price pursuant to the investment elections of the participant.

     c. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

     d. Participant Loans and Hardship Withdrawals - Effective September 1, 1995, the Plan was amended to allow participants covered by the collective bargaining agreements at Fort Madison and Aurora to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years. Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

     e. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

     f. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

     g. Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company's Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the eleven-month period ended November 30, 1998 and the year ended December 31, 1997, Plan expenses were paid directly by the Company.

     h. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies are as follows:

     a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     c. Payment of Benefits - Benefits are recorded when paid.

     d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   NET ASSETS BY FUND

The following tables present the net assets of the Plan by fund as of November 30, 1998 and December 31, 1997:

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION NOVEMBER 30, 1998

                                                             T. Rowe                           The Dial
                                                              Price                           Corporation
                                            Vanguard         Stable          Vanguard           Common
                                            Windsor           Value             GMA              Stock
                                            II Fund           Fund             Fund              Fund
                                            -------           ----             ----              ----
ASSETS
Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor II Fund             $11,960,995
    T. Rowe Price Stable Value Fund                      $ 4,060,795
    Vanguard GMA Fund                                                     $ 1,494,857

  Common stock:
    The Dial Corporation                                                                   $3,297,548
    FINOVA Group Inc.
    Viad Corp
  Participant notes receivable
Dividends receivable

                                         -----------     -----------      ------------     -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                           $11,960,995     $ 4,060,795      $  1,494,857     $ 3,297,548
                                         ===========     ===========      ============     ===========

                                              FINOVA            Viad
                                            Group Inc.          Corp
                                              Common           Common        Participant
                                              Stock            Stock            Notes
                                               Fund             Fund         Receivable         Total
                                               ----             ----         ----------         -----
ASSETS
Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor II Fund                                                                $11,960,995
    T. Rowe Price Stable Value Fund                                                           4,060,795
    Vanguard GMA Fund                                                                         1,494,857
  Common stock:
    The Dial Corporation                                                                     $3,297,548
    FINOVA Group Inc.                    $156,185                                               156,185
    Viad Corp                                              $1,270,880                        $1,270,880
  Participant notes receivable                                             $421,385             421,385
Dividends receivable                          474               4,361                             4,835
                                         --------           ----------     --------         -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                           $156,659           $1,275,241     $421,385         $22,667,480
                                         ========           ==========     ========         ===========

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997


                                                                 T. Rowe                         The Dial
                                                                  Price                        Corporation
                                                Vanguard          Stable         Vanguard         Common
                                                 Windsor          Value            GMA            Stock
                                                 II Fund           Fund            Fund            Fund
                                                 -------           ----            ----            ----
ASSETS

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor II Fund                 $10,105,300
    T. Rowe Price Stable Value Fund                           $3,823,135
    Vanguard GMA Fund                                                         $1,371,815
  Common stock:
    The Dial Corporation                                                                      $2,059,598
    FINOVA Group Inc.
    Viad Corp
  Participant notes receivable
Dividends receivable                                                                               7,823
Contributions receivable                          19,943           7,963           4,540           9,984
                                             -----------      ----------      ----------      ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                               $10,125,243      $3,831,098      $1,376,355      $2,077,405
                                             ===========      ==========      ==========      ==========


                                                 FINOVA           Viad
                                               Group Inc.         Corp
                                                 Common          Common       Participant
                                                  Stock           Stock          Notes
                                                  Fund            Fund        Receivable        Total
                                                  ----            ----        ----------        -----
ASSETS

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor II Fund                                                                  $10,105,300
    T. Rowe Price Stable Value Fund                                                             3,823,135
    Vanguard GMA Fund                                                                           1,371,815
  Common stock:
    The Dial Corporation                                                                        2,059,598
    FINOVA Group Inc.                          $160,746                                           160,746
    Viad Corp                                                 $1,119,115                        1,119,115
  Participant notes receivable                                               $381,284             381,284
Dividends receivable                                455            4,740                           13,018
Contributions receivable                                                                           42,430
                                             ----------       ----------     --------         -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                               $  161,201       $1,123,855     $381,284         $19,076,441
                                             ==========       ==========     ========         ===========

4.   FUND INFORMATION

Employer contributions, employee pre-tax contributions, employee after-tax contributions, dividend income, interest income, net appreciation in fair value of investments, and benefits paid to participants are as follows for the eleven-month period ended November 30, 1998 and the year ended December 31, 1997:



Employer contributions:                                                                         1998                         1997
                                                                                             ----------                   ----------
 Vanguard Windsor II Fund                                                                    $   83,783                   $   77,872
 T. Rowe Price Stable Value Fund                                                                 37,933                       42,938
 Vanguard GMA Fund                                                                               18,744                       20,085
 The Dial Corporation Common Stock Fund                                                          36,228                       34,479
                                                                                             ----------                   ----------
    Total                                                                                    $  176,688                   $  175,374
                                                                                             ==========                   ==========

Employee pre-tax contributions:
 Vanguard Windsor II Fund                                                                    $  885,322                   $  836,103
 T. Rowe Price Stable Value Fund                                                                364,494                      414,011
 Vanguard GMA Fund                                                                              176,145                      190,559
 The Dial Corporation Common Stock Fund                                                         357,612                      342,703
                                                                                             ----------                   ----------

    Total                                                                                    $1,783,573                   $1,783,376
                                                                                             ==========                   ==========

Employee after-tax contributions:
 Vanguard Windsor II Fund                                                                    $   65,213                   $   58,068
 T. Rowe Price Stable Value Fund                                                                 23,587                       23,393
 Vanguard GMA Fund                                                                               10,379                        7,406
 The Dial Corporation Common Stock Fund                                                          22,979                       13,842
                                                                                             ----------                   ----------

    Total                                                                                    $  122,158                   $  102,709
                                                                                             ==========                   ==========

Dividend income:
 Vanguard Windsor II Fund                                                                    $   73,809                   $  906,870
 Vanguard GMA Fund                                                                               86,049                       86,783
 The Dial Corporation Common Stock Fund                                                          27,025                       28,832
 FINOVA Group Inc. Common Stock Fund                                                              1,808                        1,978
 Viad Corp Common Stock Fund                                                                     17,852                       19,499
                                                                                             ----------                   ----------
    Total                                                                                    $  206,543                   $1,043,962
                                                                                             ==========                   ==========

 Interest income:
  T. Rowe Price Stable Value Fund                                                            $  215,395                   $  215,002
  Participant Notes Receivable                                                                   28,596                       27,320
                                                                                             ----------                   ----------
    Total                                                                                    $  243,991                   $  242,322
                                                                                             ==========                   ==========

Net appreciation in fair value of investments:
 Vanguard Windsor II Fund                                                                     $1,289,655                  $1,462,064
 Vanguard GMA Fund                                                                                 5,106                      26,127
 The Dial Corporation Common Stock Fund                                                          616,904                     561,755
 FINOVA Group Inc. Common Stock Fund                                                              11,470                      57,575
 Viad Corp Common Stock Fund                                                                     236,935                     178,864
                                                                                              ----------                  ----------
    Total                                                                                     $2,160,070                  $2,286,385
                                                                                              ==========                  ==========

Benefits paid to participants:
 Vanguard Windsor II Fund                                                                     $  594,215                  $  309,448
 T. Rowe Price Stable Value Fund                                                                 231,331                     152,729
 Vanguard GMA Fund                                                                                78,736                      42,180
 The Dial Corporation Common Stock Fund                                                          109,880                      41,198
 FINOVA Group Inc. Common Stock Fund                                                              12,373                       2,227
 Viad Corp Common Stock Fund                                                                      52,788                      23,455
 Participant Notes Receivable                                                                     22,661                       3,250
                                                                                              ----------                  ----------
    Total                                                                                     $1,101,984                  $  574,487
                                                                                              ==========                  ==========




5.   RELATED PARTY TRANSACTIONS

Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.   FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 1998
-------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

       COLUMN B                                     COLUMN C                  COLUMN D         COLUMN E
       --------                                     --------                  --------         --------
                                        Description of Investment
     Identity of Issuer,                Including Collateral, Rate of
 Borrower, Lessor or                        Interest, Maturity Date,                           Current
       Similar Party                         Par or Maturity Value               Cost            Value
       -------------                         ---------------------               ----            -----
Vanguard Windsor II Fund                Mutual Fund (370,999 shares)        $ 7,913,001     $11,960,995

T. Rowe Price Stable Value Fund         GIC Fund (4,060,795 shares)           4,060,795       4,060,795

Vanguard GMA Fund                       Mutual Fund (142,775 shares)          1,462,381       1,494,857

The Dial Corporation                    Common Stock (125,621 shares)         1,986,569       3,297,548

FINOVA Group Inc.                       Common Stock (2,957 shares)              19,843         156,185

Viad Corp                               Common Stock (54,515 shares)            629,885       1,270,880

Participant Notes Receivable            Participant loans
                                        (Interest at 8.25% to 9.00%,
                                          maturing from 1998 to 2012)           421,385         421,385
                                                                            -----------     -----------

                                        Total assets held for investment
                                          purposes                          $16,493,859     $22,662,645
                                                                            ===========     ===========

THE DIAL CORPORATION
401 (k) PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE
ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
-------------------------------------------------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

       COLUMN A                   COLUMN B         COLUMN C       COLUMN D           COLUMN G       COLUMN H         COLUMN I
                                                                                                    CURRENT
      IDENTITY                                                                                      VALUE OF            NET
         OF                     DESCRIPTION                                                         ASSET ON           GAIN
        PARTY                       OF            PURCHASE         SELLING           COST OF      TRANSACTION           OR
      INVOLVED                     ASSET            PRICE           PRICE             ASSET           DATE            (LOSS)
      --------                     -----            -----           -----             -----           ----            ------
SINGLE TRANSACTIONS
None
SERIES OF TRANSACTIONS
Vanguard Windsor II Fund       Mutual Fund        $1,453,040                        $1,453,040       $1,453,040
Vanguard Windsor II Fund       Mutual Fund                         $  887,000          631,089          887,000       $  255,911
The Dial Corporation           Common Stock
                                   Fund              816,596                           816,596          816,596
The Dial Corporation           Common Stock
                                   Fund                               195,550          124,368          195,550           71,182
T. Rowe Price
  Stable Value Fund            GIC Fund              838,676                           838,676          838,676
T. Rowe Price
  Stable Value Fund            GIC Fund                               601,015          601,015          601,015




NOTE: REPORTABLE TRANSACTIONS ARE THOSE TRANSACTIONS WHICH EITHER SINGULARLY OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE BEGINNING OF THE YEAR.

                              Index to Exhibits

                  Exhibit 23 - Independent Auditors' Consent